UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. )

                                   TranS1 Inc.

                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    89385X105
                                 (CUSIP Number)

                                October 17, 2007
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |_|     Rule  13d-1(b)
     |X|     Rule  13d-1(c)
     |_|     Rule  13d-1(d)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  No.:       89385X105

1)    Names of Reporting Persons.
      I.R.S. Identification Nos. of Above Persons (entities only)

      Thomas Weisel Partners Group, Inc.             20-3550472
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2)    Check the Appropriate Box if a Member of a Group
      (a) |_| (See Instructions)
      (b) |_|
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3)    SEC Use Only
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4)    Citizenship or Place of Organization
      Delaware (USA)
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     Number  of  Shares     5)     Sole  Voting Power:  1,029,545
     Beneficially           ----------------------------------------------------
     Owned  by  Each        6)     Shared  Voting  Power
     Reporting              ----------------------------------------------------
     Person  With           7)     Sole  Dispositive  Power:  1,029,545
                            ----------------------------------------------------
                            8)     Shared  Dispositive  Power

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9)    Aggregate Amount Beneficially Owned by Each Reporting Person: 1,029,545
      (1)
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10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) |_|
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11)   Percent of Class Represented by Amount in Item 9: 5.3%
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12)   Type of Reporting Person (See Instructions): CO
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ITEM  1.

(A)   NAME OF ISSUER: TranS1 Inc.

(B)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE

      411 Landmark Drive
      Wilmington, NC 28412-6303

ITEM  2.

(A)   NAME OF PERSONS FILING: Thomas Weisel Partners Group, Inc.

(B)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR IF NONE, RESIDENCE

      One Montgomery Street
      San Francisco, CA 94104

(C)   CITIZENSHIP: Delaware (USA)

(D)   TITLE OF CLASS OF SECURITIES: Common Stock

(E)   CUSIP NUMBER: 89385X105

ITEM  3. Not Applicable

      If this statement is filed pursuant to rule 240.13d- 1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

      (a) ___ Broker or dealer registered under section 15 of the Act (15 U.S.C.
78o).

      (b) ___ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c) ___ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

      (d) ___ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

      (e) ___ An investment adviser in accordance with 240.13d- 1(b)(1)(ii)(E).

      (f) ___ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

      (g) ___ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

      (h) ___ A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

      (i) ___ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

      (j) ___ Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

ITEM  4. OWNERSHIP.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)   Amount beneficially owned: 1,029,545

      (b)   Percent of class: 5.3%

      (c)   Number of shares as to which the person has:

      (i)   Sole power to vote or to direct the vote: 1,029,545

      (ii)  Shared power to vote or to direct the vote:

      (iii) Sole power to dispose or to direct the disposition of: 1,029,545

      (iv)  Shared power to dispose or to direct the disposition of:

ITEM  5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /___/.

Not Applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Thomas Weisel Partners Group, Inc. is the sole managing member of Thomas Weisel Capital Management LLC, the managing member of Thomas Weisel Healthcare Venture Partners LLC, which is General Partner of Thomas Weisel Healthcare Venture Partners, L.P.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not Applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

Not Applicable

ITEM  10. CERTIFICATION.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated: October 26, 2007

                                   By:  /s/ Mark Fisher
                                        ------------------------------------
                                        Name:  Mark Fisher
                                        Title: General Counsel and Secretary


(1) Thomas Weisel Partners Group, Inc. exercises discretionary authority as ultimate parent over the investments of Thomas Weisel Healthcare Venture Partners, L.P., Thomas Weisel Partners Group, Inc. disclaims beneficial ownership of all shares except 5,148 shares which ownership corresponds to Thomas Weisel Partners Group, Inc.'s invested capital in Thomas Weisel Healthcare Venture Partners, L.P.